SEC MAIL RECEIVED PROCESSING FEB 27 2006 WASH, D.C. 213 SECTION

SEC[...] [...]MISSION

06003570

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 49118

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Investment Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 Glenwood Avenue
(No. and Street)

Raleigh (City) NC (State) 27603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard K. Bryant, Sue Ellen Harrington 919-831-2370
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Batchelor, Tillery & Roberts, LLP
(Name – *if individual, state last, first, middle name*)

P.O. Box 18068 (Address) Raleigh (City) NC (State) 27619 (Zip Code)

CHECK ONE:

- XX Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 10 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Richard K. Bryant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Investment Brokerage, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Pres.

Title

Notary Public My Commission Expires 10-19-2008.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL INVESTMENT BROKERAGE, INC.

Financial Statements
and Internal Control Report

December 31, 2005 and 2004

(With Independent Auditors' Report Thereon)

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

Independent Auditors' Report

The Board of Directors
Capital Investment Brokerage, Inc.:

We have audited the accompanying balance sheets of Capital Investment Brokerage, Inc. (the "Company") as of December 31, 2005 and 2004, and the related statements of income and retained earnings and cash flows for the years then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Batchelor, Tillery & Roberts, LLP

February 2, 2006

CAPITAL INVESTMENT BROKERAGE, INC.

Balance Sheets

December 31, 2005 and 2004

	2005	2004
Assets		
Current assets:		
Cash and cash equivalents	$ 497,332	233,352
Accounts receivable	117,722	155,275
Total current assets	615,054	388,627
Property and equipment, at cost:		
Office equipment	65,116	65,116
Less accumulated depreciation	(65,116)	(65,116)
Property and equipment, net	-	-
Goodwill	260,435	260,435
	$ 875,489	649,062
Liabilities and Stockholders' Equity		
Current liabilities:		
Commissions payable	111,898	172,145
Accounts payable	500	17,598
Other payables	2,113	-
Accrued litigation	15,000	-
Accrued retirement	12,000	12,000
Total current liabilities	141,511	201,743
Stockholder's equity:		
Common stock, no par value	386,000	386,000
Retained earnings	347,978	61,319
Total stockholders' equity	733,978	447,319
	$ 875,489	649,062

See accompanying notes to financial statements.

CAPITAL INVESTMENT BROKERAGE, INC.

Statements of Income and Retained Earnings

Years ended December 31, 2005 and 2004

	2005	2004
Revenues	$ 4,521,729	3,978,136
Operating expenses:		
Wages and salaries	314,614	324,396
Management fees	180,000	150,000
Commissions	3,317,080	3,100,735
Registration and fees	32,932	30,612
Publications	1,082	3,271
Legal and professional	33,959	83,332
Continuing education	-	750
Travel and entertainment	168	439
Insurance	3,859	3,593
Taxes and licenses	5,654	4,380
Retirement	12,000	12,000
Miscellaneous	13,225	22,943
	3,914,573	3,736,451
Operating income	607,156	241,685
Other income (expense):		
Interest income	104,370	32,915
Interest expense	-	(172)
	104,370	32,743
Net income	711,526	274,428
Retained earnings, beginning of year	61,319	104,296
Dividends paid	(424,867)	(317,405)
Retained earnings, end of year	$ 347,978	61,319

See accompanying notes to financial statements.

CAPITAL INVESTMENT BROKERAGE, INC.

Statements of Cash Flows

Years ended December 31, 2005 and 2004

		2005	2004
Cash flows from operating activities:			
Net income	$	711,526	274,428
Adjustments to reconcile net income			
to net cash provided by operating activities:			
Changes in operating assets and liabilities:			
Accounts receivable		37,553	(10,760)
Accounts payable		(17,098)	127
Other payables		2,113	-
Commissions payable		(60,247)	64,194
Accrued litigation costs		15,000	-
Net cash provided by operating activities		688,847	327,989
Cash flows from financing activities:			
Repayment of bank loans		-	(4,585)
Payment of dividends		(424,867)	(317,405)
Net cash used in financing activities		(424,867)	(321,990)
Net increase in cash and cash equivalents		263,980	5,999
Cash and cash equivalents, beginning of year		233,352	227,353
Cash and cash equivalents, end of year	$	497,332	233,352
Supplemental disclosure of cash flow information:			
Interest paid	$	-	172

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

The Company was incorporated as Capital Investment Brokerage, Inc., a North Carolina corporation, on October 15, 1996 to provide investment services to investors as a fully disclosed introducing broker-dealer. The Company operates in North Carolina and is licensed to operate in approximately fifteen other states. It operates in states other than North Carolina primarily through independent representatives. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). The Company's securities are cleared through a clearing broker-dealer. The Company does not maintain customers' security accounts nor does it perform custodial functions related to customer securities.

Revenue Recognition

The Company recognizes revenue from securities transactions on a trade-date basis.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

For purposes of the financial statements, cash and cash equivalents include cash, deposits in interest-bearing accounts, and other financial instruments with maturities of less than three months.

Accounts Receivable

The Company writes off doubtful receivables in amounts equal to the estimated collection losses that will be incurred. No allowance is required for 2005 and 2004.

Property and Equipment

Property and equipment is recorded at cost and depreciated over its estimated useful lives of five to seven years using accelerated and straight-line methods.

Income Taxes

The Company has elected S corporation status under the Internal Revenue Code whereby its income is taxed to the individual stockholders; therefore, there is no provision for income taxes for the Company.

(1) Organization and Significant Accounting Policies, Continued

Goodwill

Goodwill represents the aggregate excess of the cost of assets acquired over their fair value at the date of acquisition. Each year the Company completes a goodwill impairment test. Under the impairment test, if a reporting unit's carrying amount exceeds its estimated fair value, a goodwill impairment is recognized to the extent that the reporting unit's carrying amount of goodwill exceeds the implied fair value of the goodwill. Fair value of the Company was estimated using discounted cash flows and market multiples. No impairment occurred in 2005 or 2004.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of $50,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company had net capital of $460,239 which was $410,239 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was .31 to 1.

(3) Related Parties

The Company is related to Capital Investment Group, Inc. by common ownership. The Company paid Capital Investment Group, Inc. $180,000 in 2005 and $150,000 in 2004 in management fees for the use of its office space and support staff.

The Company receives fees from Capital Investment Counsel, Inc. (a related company) as required by SEC and NASD regulations on a monthly basis for accounts under management by Capital Investment Counsel, Inc. Total fees received in 2005 and 2004 were $689,405 and $639,427, respectively.

Beginning in 2005, the Company also received fees from CIC Advisors, LLC (a company related by common ownership) for accounts under management. Total fees received in 2005 were $122,086.

The Company also receives fees from the Capital Value Fund, which was a balanced mutual fund managed by employees of Capital Investment Counsel, Inc. Total fees received in 2005 and 2004 were $4,643 and $20,528, respectively. The Fund was discontinued in January 2005.

(4) Common Stock

The authorized, issued and outstanding common stock of the Company consisted of the following as of December 31, 2005 and 2004:

	Shares
Common stock - class A, voting, 51,500 shares authorized, 28,601 issued and outstanding	28,601
Common stock - class B, non-voting, 48,500 shares authorized, 26,675 issued and outstanding	26,675
Total shares	55,276

(5) Pension Plan

The Company maintains a defined contribution pension plan and a 401(k) profit sharing plan in accordance with applicable Internal Revenue Service guidelines. Contributions for 2005 and 2004 were $12,000 and $12,000, respectively.

(6) Line of Credit

The Company maintains a line of credit with a bank with a maximum credit limit of $150,000 and interest payable monthly at the bank's prime rate (6.8% and 5.1% as of December 31, 2005 and 2004). The line is collateralized by accounts receivable and equipment. There were no outstanding borrowings as of December 31, 2005 and 2004.

(7) Concentrations of Credit Risk

The Company maintains cash balances at several financial institutions and accounts at each institution are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 2005 and 2004, the Company's uninsured cash balances total $384,662 and $64,778, respectively.

(8) Litigation

In 2004, the Company was a defendant in a lawsuit filed by one of its customers for alleged breach of contract. The Company paid legal fees in the amount of $50,000, which was charged to operations in 2004. The lawsuit was settled in August 2004 for $200,000, which was paid by the Company's insurance provider.

In 2005 the Company became a defendant in a lawsuit filed by one of its customers alleging unsuitable trading activity, recklessness, fraud and breach of contract. The suit asks for reimbursement of trading losses of $48,528, reimbursement of legal and arbitration fees, interest, and punitive award to be determined by the arbitration hearing. The Company has accrued a $15,000 expense related to this lawsuit.

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedule of Changes in Stockholders' Equity

Years ended December 31, 2005 and 2004

	Common stock	Retained earnings	Total
Balance, December 31, 2003	$ 386,000	104,296	490,296
Net income for 2004	-	274,428	274,428
Dividends paid	-	(317,405)	(317,405)
Balance, December 31, 2004	386,000	61,319	447,319
Net income for 2005	-	711,526	711,526
Dividends paid	-	(424,867)	(424,867)
Balance, December 31, 2005	$ 386,000	347,978	733,978

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedules of Computation and Reconciliation of
Net Capital in Accordance with Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2005 and 2004

	2005	2004
Total assets	$ 875,489	649,062
Deduct: Aggregate indebtedness	(141,511)	(201,743)
Net worth	733,978	447,319
Add: Excluded indebtedness	-	-
Add: Subordinated indebtedness	-	-
Deduct: Non-liquid assets	(265,614)	(265,522)
Deduct: Concessions	-	-
Deduct: Securities haircuts	(8,125)	(3,296)
Net capital	$ 460,239	178,501
Net capital requirements:		
Broker-dealer minimum	$ 50,000	50,000
Net capital in excess of requirements	410,239	128,501
Net capital as computed above	$ 460,239	178,501
Net capital per December 31 Focus report, as amended	$ 460,239	178,501
Adjustments	-	-
Adjusted net capital, December 31	$ 460,239	178,501

CAPITAL INVESTMENT BROKERAGE, INC.

Supplemental Schedule of Computation for Determination
of Reserve Requirements Pursuant to Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2005 and 2004

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

BATCHELOR, TILLERY & ROBERTS, LLP
CERTIFIED PUBLIC ACCOUNTANTS
POST OFFICE BOX 18068
RALEIGH, NORTH CAROLINA 27619

RONALD A. BATCHELOR
ANN H. TILLERY
FRANKLIN T. ROBERTS
WM. JAMES BLACK, JR.

3105 GLENWOOD AVENUE, SUITE 301
RALEIGH, NORTH CAROLINA 27612
TELEPHONE (919) 787-8212
FACSIMILE (919) 783-6724

The Board of Directors and Stockholders
Capital Investment Brokerage, Inc.:

In planning and performing our audit of the financial statements of Capital Investment Brokerage, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedure referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2004, and this report does not affect our report thereon dated February 2, 2006.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties such as processing of cash receipts, cash disbursements, and payroll. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate as of December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Batchelor, Tillery & Roberts LLP

February 2, 2006